Item 77D - DWS Enhanced Commodity Strategy
Fund (a series of DWS Securities Trust)

Effective as of May 12, 2013, pursuant to applicable provisions of the Investment Company Act of 1940 and rules thereunder, the Fund's diversification sub-classification changed from non-diversified to diversified.